                                             File No. 70-9135


                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                       Washington, DC 20549

                         AMENDMENT NO. 2

                                TO

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            (the Act)


                  YANKEE ATOMIC ELECTRIC COMPANY
                         580 Main Street
                   Bolton, Massachusetts 01740

            (Name of company filing this Statement and
              Address of Principal Executive Office)

                   NEW ENGLAND ELECTRIC SYSTEM

                               and

                       NORTHEAST UTILITIES

            (Name of Top Registered Holding Companies)



Thomas W. Bennet, Jr.         Kirk L. Ramsauer
Vice President and Treasurer, General Counsel and Clerk of Yankee
580 Main Street               25 Research Drive
Bolton, Massachusetts 01740   Westborough, Massachusetts 01582

           (Names and addresses of Agents for Service)
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     Item 1 Borrowings from Bank(s): is amended by adding the
following to the end of that section:

     New England Electric System (NEES) has represented to the Company that neither NEES nor any subsidiary thereof has an ownership interest in an exempt wholesale generator (EWG) or a foreign utility company (FUCO) as defined in Sections 32 and 33 of the Act. Additionally, neither NEES nor any subsidiary thereof is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or a FUCO. NEES has represented that it will comply with the requirements of Rule 53 of the Act in connection with EWG and FUCO acquisitions and financings. Furthermore, NEES represents to the Company that for purposes of Rule 54, NEES satisfies the requirements of Rule 53(a) and (b) and therefore, Rule 53(c) is not applicable, as most recently stated in File No. 70-9109.

     Northeast Utilities (NU) has represented to the Company that except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in EWG or a FUCO as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by the NU system companies to acquire any securities of, or any interest in, an EWG or a FUCO. Furthermore, NU has represented to the Company that it is in compliance with Rule 53 (a), (b), and (c), as most recently stated and demonstrated in File No. 70-9151.

     Item 6 (a) is amended by providing the following exhibit attached hereto:

     F Opinion of Counsel
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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Amendment No. 2 to Form U-1 (Commission's File No. 70-9135) to be signed on its behalf by the undersigned thereunto duly authorized.

                             YANKEE ATOMIC ELECTRIC COMPANY


                             s/Kirk L. Ramsauer
                             ___________________________________
                             Kirk L. Ramsauer
                             Clerk and General Counsel


Date: December 18, 1997